SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                              SCHEDULE 13D/A
                     (AMENDMENT NO. 1 TO SCHEDULE 13D)
                 Under the Securities Exchange Act of 1934


                    HIGHWAYMASTER COMMUNICATIONS, INC.
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                             (Name of Issuer)


                  Common Stock, par value $0.01 per share
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                      (Title of Class of Securities)


                                431263-10-2
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                               (CUSIP NUMBER)


                               ANNALEE COHEN
                           THE ERIN MILLS GROUP
                       7501 Keele Street, Suite 500
                         Concord, Ontario  L4K 1Y2
                              (416) 736-1809
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                               May 29, 1998
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          (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.
431263-10-2                   13D/A


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     THE ERIN MILLS DEVELOPMENT CORPORATION

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [   ]
                                                             (b) [ X ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*



5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                      [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     ONTARIO, CANADA

     NUMBER OF        7    SOLE VOTING POWER           0
       SHARES
    BENEFICIALLY      8    SHARED VOTING POWER         9,088,326
      OWNED BY
        EACH          9    SOLE DISPOSITIVE POWER      0
     REPORTING
    PERSON WITH       10   SHARED DISPOSITIVE POWER    9,088,326

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,088,326

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                    [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.5%

14   TYPE OF REPORTING PERSON*

     CO


*SEE INSTRUCTIONS BEFORE FILLING OUT


CUSIP No.
431263-10-2                  13D/A


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     THE ERIN MILLS INVESTMENT CORPORATION

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [   ]
                                                             (b) [ X ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                      [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     ALBERTA, CANADA

     NUMBER OF        7    SOLE VOTING POWER           0
       SHARES
    BENEFICIALLY      8    SHARED VOTING POWER         9,088,326
      OWNED BY
        EACH          9    SOLE DISPOSITIVE POWER      0
     REPORTING
    PERSON WITH       10   SHARED DISPOSITIVE POWER    9,088,326


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,088,326

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                             [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.5%

14   TYPE OF REPORTING PERSON*

     CO



     *SEE INSTRUCTIONS BEFORE FILLING OUT



CUSIP No.
431263-10-2                  13D/A

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     ERIN MILLS INTERNATIONAL INVESTMENT CORPORATION

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [   ]
                                                             (b) [ X ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*



5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                      [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     BARBADOS, W.I.

     NUMBER OF        7    SOLE VOTING POWER           0
       SHARES
    BENEFICIALLY      8    SHARED VOTING POWER         9,061,310
      OWNED BY
        EACH          9    SOLE DISPOSITIVE POWER      0
     REPORTING
    PERSON WITH       10   SHARED DISPOSITIVE POWER    9,061,310

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,061,310

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                    [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.4%

14   TYPE OF REPORTING PERSON*

     CO



     *SEE INSTRUCTIONS BEFORE FILLING OUT




                      AMENDMENT NO. 1 TO SCHEDULE 13D

     This Amendment No. 1 to Schedule 13D is being filed on behalf of The Erin Mills Development Corporation ("EMDC"), The Erin Mills Investment Corporation ("TEMIC") and Erin Mills International Investment Corporation ("EMIIC", and together with EMDC and TEMIC, the "Erin Mills Group"), as an amendment to the initial statement on Schedule 13D, relating to the Erin Mills Group's beneficial ownership of the common stock, par value $0.01 per share (the "Common Stock"), of HighwayMaster Communications, Inc. (the "Issuer"), and as filed with the Securities and Exchange Commission on October 31, 1996 (the "Initial Schedule 13D"). The Initial Schedule 13D is hereby amended and supplemented as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 of the Initial Schedule 13D is hereby amended and supplemented by the addition of the following:

     On May 29, 1998, EMDC sold 527,680 shares of Common Stock of the Issuer to TEMIC for an aggregate purchase price of $1,721,556, or $3.2625 per share (the "Purchase"). The source of funds for the Purchase by TEMIC was working capital. On May 29, 1998, subsequent to the Purchase, TEMIC effected a pro rata stock dividend distribution to all of TEMIC's shareholders, except EMDC, in the aggregate of 744,880 shares of Common Stock of the Issuer (the "Stock Dividend").

ITEM 4.   PURPOSE OF TRANSACTION

     Item 4 of the Initial Schedule 13D is hereby amended and restated in its entirety to read as follows:

     On February 14, 1996, TEMIC and EMIIC filed a Schedule 13G with respect to shares of Common Stock that was acquired by TEMIC and EMIIC in transactions prior to and in connection with the initial public offering of the Common Stock. The Initial Schedule 13D was filed to report the acquisition of additional shares of Common Stock by the Erin Mills Group on September 27, 1996. Such shares of Common Stock were held by the Erin Mills Group for investment purposes.

     This Amendment No. 1 is being filed to report the Purchase and Stock Dividend transactions of EMDC and TEMIC as discussed in Item 3 above. The remaining shares of Common Stock of the Issuer beneficially owned by the Erin Mills Group are held for investment purposes. The Erin Mills Group intends to review its investment in the Issuer on an ongoing basis. The Erin Mills Group does not have any present plans or proposals which would result in any of the following:

          1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          3) any change in the present board of directors or managers of the Issuer;

          4) any material change in the present capitalization or dividend policy of the Issuer;

          5) any other material change in the Issuer's business or corporate structure;

          6) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          7) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          8) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          9)   any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety to read as follows:

     (a) The Erin Mills Group may be deemed, pursuant to Rule 13d-3, to own beneficially an aggregate of 9,088,326 shares of Common Stock, representing approximately 36.5% of the outstanding Common Stock. EMIIC beneficially owns 9,061,310 shares of Common Stock, representing approximately 36.4% of the outstanding Common Stock. TEMIC, which is the controlling shareholder of EMIIC, may be deemed, pursuant to Rule 13d-3, to beneficially own 9,088,326 shares of Common Stock, representing approximately 36.5% of the outstanding Common Stock. EMDC, which retains voting control over TEMIC, may be deemed, pursuant to Rule 13d-3, to own beneficially 9,088,326 shares of Common Stock, representing approximately 36.5% of the outstanding Common Stock.

     (b) EMIIC is the beneficial owner of 9,061,310 shares of Common stock and is deemed to share beneficial ownership and the power to vote and dispose of all such shares with TEMIC and EMDC by reason of TEMIC's status as controlling shareholder of EMIIC and EMDC holding voting control over TEMIC.

     TEMIC is the beneficial owner of 9,088,326 shares of Common Stock representing 9,061,310 shares of Common Stock owned directly by EMIIC and 27,016 shares of Common Stock owned directly by TEMIC and is deemed to share beneficial ownership and the power to vote and dispose of (i) all such shares with EMDC by reason of EMDC holding voting control over TEMIC and (ii) 9,061,310 shares of Common Stock with EMIIC by reason of TEMIC's status as controlling shareholder of EMIIC.

     EMDC may be deemed the beneficial owner of 9,088,326 shares of Common Stock representing 9,061,310 shares of Common Stock owned directly by EMIIC and 27,016 shares of Common Stock owned directly by TEMIC, and may be deemed to share beneficial ownership and the power to vote and dispose of
(i) 9,088,326 shares of Common Stock with TEMIC by reason of EMDC holding voting control over TEMIC and (ii) 9,061,310 shares of Common Stock with EMIIC by reason of TEMIC's status as controlling shareholder of EMIIC.

     (c) There have been no transactions in the class of securities reported on that were effected during the past 60 days by the Company other than those discussed in Item 3 and Item 4 above.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS

     EXHIBIT A      Joint Filing Agreement, dated as of October 31, 1996,
                    between The Erin Mills Development Corporation, The
                    Erin Mills Investment Corporation and Erin Mills
                    International Investment Corporation.



SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 16, 1998

                        THE ERIN MILLS DEVELOPMENT CORPORATION


                        By:/S/GERALD C. QUINN
                           -----------------------------------
                           Gerald C. Quinn
                           Executive Vice President

                        THE ERIN MILLS INVESTMENT CORPORATION


                        By:/S/GERALD C. QUINN
                           -----------------------------------
                           Gerald C. Quinn
                           President

                        ERIN MILLS INTERNATIONAL INVESTMENT
                           CORPORATION


                        By: /S/STEPHEN L. GREAVES
                           -----------------------------------
                           Stephen L. Greaves
                           General Manager